SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                                SITEL CORPORATION
                                (Name of Issuer)



                             Common Stock, $.001 par
                         (Title of Class of Securities)



                                   82980K 10 7
                                 (CUSIP Number)


                                December 31, 2004
             (Date of Event which Requires Filing of this Statement)


 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               / / Rule 13d - 1(b)
                               / / Rule 13d - 1(c)
                               /X/ Rule 13d - 1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 82980K 10 7

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Ida Eggens Kruithof

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     / / a
     / / b

3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION

     Monaco

NUMBER OF           (5)  SOLE VOTING POWER                 5,186,948
SHARES
BENEFICIALLY        (6)  SHARED VOTING POWER                     -0-
OWNED BY
EACH                (7)  SOLE DISPOSITIVE                  5,186,948
REPORTING                POWER
PERSON WITH         (8)  SHARED DISPOSITIVE                      -0-
                         POWER

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,186,948

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

     / /

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.04%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

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SCHEDULE 13G

Item 1(a)  Name of Issuer:

     SITEL Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

     7277 World Communication Drive
     Omaha, Nebraska 68122

Item 2(a)  Name of Person Filing:

     Ida Eggens Kruithof

Item 2(b)  Address of Principal Business Office or, if none, Residence:

     Villa del Sole A1
     8, Avenue Saint Roman
     MC 98000 Monaco

Item 2(c)  Citizenship:

     Monaco

Item 2(d)  Title of Class of Securities:

     Common Stock, par $.001

Item 2(e)  CUSIP Number:

     82980K 10 7

Item 3  If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

     Not applicable

Item 4(a)  Amount Beneficially Owned:

     5,186,948* shares as of December 31, 2004

     *Includes 3,544,550 shares owned directly and 1,642,398 shares owned through Burmel Holding N.V.

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Item 4(b)  Percent of Class:

         7.04%

Item 4(c)  Number of shares as to which the person has:

     (i)  Sole power to vote or to direct the vote -
            5,186,948
    (ii)  Shared power to vote or direct the vote -
            -0-
   (iii)  Sole power to dispose or direct the disposition of -
            5,186,948
    (iv)  Shared power to dispose or direct the disposition of -
            -0-

Item 5  Ownership of Five Percent or Less of a Class:

        Not applicable

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

        Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

        Not applicable

Item 8  Identification and Classification of Members of the Group:

        Not applicable

Item 9  Notice of Dissolution of Group:

        Not applicable

Item 10 Certification:

        Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date: February 14, 2005.




                                           /s/ Ida Eggens Kruithof
                                           -----------------------
                                           Ida Eggens Kruithof

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